UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

OI S.A. – In Judicial Reorganization

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

670851500**

(CUSIP)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, address and telephone number of person authorized to receive notices and communications)

January 24, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 567,482,776 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 567,482,776 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 567,482,776
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79% (2)
14.	TYPE OF REPORTING PERSON IA, PN

(1)	Of this amount of common shares, without par value (“Common Shares”), 141,521,115 are held in the form of 28,304,223 American Depositary Shares (“ADSs”).
(2)	Based upon 5,796,478,000 Common Shares outstanding, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 3, 2019.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 567,482,776 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 567,482,776 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 567,482,776
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79% (2)
14.	TYPE OF REPORTING PERSON HC, OO

(1)	Of this amount of Common Shares, 141,521,115 are held in the form of 28,304,223 ADSs.
(2)	Based upon 5,796,478,000 Common Shares outstanding, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 3, 2019.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Steven A. Tananbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,231,525 (1)
	8.	SHARED VOTING POWER: 567,482,776 (2)
	9.	SOLE DISPOSITIVE POWER: 1,231,525 (1)
	10.	SHARED DISPOSITIVE POWER: 567,482,776 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 567,482,776
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79% (3)
14.	TYPE OF REPORTING PERSON HC, IN

(1)	Of this amount of Common Shares, 1,231,525 are held in the form of 246,305 ADSs.
(2)	Of this amount of Common Shares, 141,521,115 are held in the form of 28,304,223 ADSs.
(3)	Based upon 5,796,478,000 Common Shares outstanding, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 3, 2019.

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 8”) amends the Schedule 13D filed on August 6, 2018, as amended by Amendment No. 1 filed on August 31, 2018, Amendment No. 2 filed on November 28, 2018, Amendment No. 3 filed on January 16, 2019, Amendment No. 4 filed on April 9, 2019, Amendment No. 5 filed on August 16, 2019, Amendment No. 6 filed on September 16, 2019 and Amendment No. 7 filed on September 7, 2019 (the “Original Schedule 13D”, and together with Amendment No. 8, the “Schedule 13D”).

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Part (c) of Item 5 is amended and supplemented by adding the following:

The information in Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the Common Shares of the Issuer effected during the past 60 days by any person named in Item 2 hereof.

On November 8, 2019, certain of the Funds and Managed Accounts sold an aggregate of 7,000,100 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.017142898 per share. These shares were sold in multiple transactions at prices ranging from BRL 1.01 to 1.02.

On November 12, 2019, certain of the Funds and Managed Accounts sold an aggregate of 3,000,000 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.015666667 per share. These shares were sold in multiple transactions at prices ranging from BRL 1.01 to 1.02.

On November 13, 2019, certain of the Funds and Managed Accounts sold an aggregate of 6,855,100 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.025105688 per share. These shares were sold in multiple transactions at prices ranging from BRL 1.02 to 1.03.

On December 11, 2019, certain of the Funds and Managed Accounts surrendered 239,176 ADSs to the depositary and withdrew 1,195,880 Common Shares from the depositary.

On January 20, 2020, certain of the Funds and Managed Accounts sold an aggregate of 13,000,000 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 0.943846154 per share. These shares were sold in multiple transactions at prices ranging from BRL 0.94 to 0.95.

On January 21, 2020, certain of the Funds and Managed Accounts sold an aggregate of 17,000,000 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.03 per share. These shares were sold in multiple transactions at prices ranging from BRL 1.03 to 1.03.

On January 22, 2020, certain of the Funds and Managed Accounts sold an aggregate of 5,000,000 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.07 per share. These shares were sold in multiple transactions at prices ranging from BRL 1.07 to 1.07.

On January 23, 2020, certain of the Funds and Managed Accounts sold an aggregate of 2,000,000 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.05 per share. These shares were sold in multiple transactions at prices ranging from BRL 1.05 to 1.05.

On January 24, 2020, certain of the Funds and Managed Accounts sold an aggregate of 52,859,300 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.016207309 per share. These shares were sold in multiple transactions at prices ranging from BRL 0.99 to 1.06.

On January 27, 2020, certain of the Funds and Managed Accounts sold an aggregate of 43,091,200 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 0.9984472 per share. These shares were sold in multiple transactions at prices ranging from BRL 0.97 to 1.03.

On January 28, 2020, certain of the Funds and Managed Accounts sold an aggregate of 23,900,000 Common Shares in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 0.97816 per share. These shares were sold in multiple transactions at prices ranging from BRL 0.97 to 1.00.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2019

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum